

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Matthew Schatzman
Chairman and Chief Executive Officer
NextDecade Corporation
1000 Louisiana St
Suite 3900
Houston, TX 77002

>   **Re: NextDecade Corporation**
>   **Registration Statement on Form S-1**
>   **Filed September 30, 2022**
>   **File No. 333-267680**

Dear Matthew Schatzman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Coleman Wombwell, Esq.